Artificial Intelligence Technology Solutions, Inc.

10800 Galaxie Avenue

Ferndale, Michigan 48220

(877) 787-6268

June 24, 2025

FILED AS CORRESPONDENCE ON EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.

Attn: SEC Attorney Mitchell Austin

Re:	Request for Effectiveness Notice – Artificial Intelligence Technology Solutions, Inc.
(the “Company”) S-1 filed on June 18, 2025 (File Number 333-288173)

Dear Sir or Madam:

The Company respectfully requests that the above-referenced S-1 be declared effective by the Securities and Exchange Commission by 4:00 p.m., Wednesday, June 25, 2025 or as soon as practical thereafter.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com, should you have any questions regarding this request for effectiveness.

Thank you.

Sincerely yours,

/s/Steven Reinharz

By: Steven Reinharz

Chief Executive Officer